October 6, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Stone Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 001-12074
Dear Mr. Schwall:
     Set forth below are the responses of Stone Energy Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on February 25, 2010 (the “2009 10-K”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for the Fiscal Year Ended December 31, 2009
Properties, page 16
1.	We understand from your response to prior comment 4 that you intend to include both tables and narratives in future filings to report changes in your estimates of undeveloped reserves. While the incremental disclosures that you propose should assist readers in understanding changes in your reserve estimates, we are presently seeking an explanation of your rationale in claiming

Securities and Exchange Commission October 6, 2010 Page 2
the undeveloped reserves that you reported as of year-end. We would like to understand your justification for the development schedule necessary to meet the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X for claiming those quantities as reserves, given that you have not recently achieved the implicit pace of development for these or other properties.

Please submit details of your development plans for these properties, including a description of the approval and adoption process, the level of your commitment to drill all of the properties within five years, current status of these plans and any uncertainties that may hinder progress. We reissue prior comment 4.

Response: The following is provided as supplemental information: For year-end 2009, we reported proved undeveloped (PUD) reserves of 92 Bcfe. This figure ties to a projected nine new wells (49 Bcfe) and fourteen sidetracks from an existing wellbore (43 Bcfe). Our timetable for the fourteen sidetrack wells is totally dependent on the life of the currently producing zones. After the current zones have depleted, we would utilize the existing wellbore to sidetrack to the PUD objective. Regarding the remaining nine PUD locations, we projected two wells to be drilled in 2010 (19 Bcfe); four wells in 2011 (13 Bcfe); two wells in 2012 (9 Bcfe); and one well in 2013 (8 Bcfe). We remain committed to drill all of these PUD wells, although the significant delays in the permitting process with the BOEMRE have negatively impacted our drilling schedule in 2010. We have recently received the necessary permit from the BOEMRE and have secured a rig to drill one PUD well in late November. We are currently evaluating our drilling schedule for 2011. We respectfully request to expand our disclosure to comply with the comment on a prospective basis, commencing with our Form 10-K for the year ending December 31, 2010.
Financial Statements
Note 18 — Oil and Gas Reserve Information, page 30
2.	We note that you have not complied with prior comment 6 concerning the need to include disclosures to explain significant changes in your reserves to comply with FASB ASC paragraph 932-235-50-5. Please include disclosures along with the reserve tables to address significant changes. We will not object if you wish to cross reference other sections where further details are presented. However, the disclosures along with the reserve tables should include the salient details.

Securities and Exchange Commission October 6, 2010 Page 3
Response: The following is provided as supplemental information to NOTE 18-OIL AND GAS RESERVE INFORMATION-UNAUDITED to provide additional details of significant changes in reserves:

Year ended December 31, 2007:

Revisions of previous estimates consisted of the following: 8 Mmcfe resulting from mapping revisions, 26 Mmcfe resulting from well performance and 20 Mmcfe resulting from positive reserve report pricing changes extending the economic limits of reservoirs.

Extensions, discoveries and other additions were the result of our GOM drilling program primarily at East Cameron 64 and South Marsh Island 108 (21 Mmcfe) and our drilling program in the Rocky Mountain Region Williston Basin (7.5 Mmcfe).

Sale of reserves consisted almost entirely of the sale of substantially all of our Rocky Mountain Region properties as more fully described in NOTE 6-ACQUISITIONS AND DIVESTITURES.

Year ended December 31, 2008:

Revisions of previous estimates were almost entirely the result of negative reserve report pricing changes reducing the economic limits of reservoirs.

Purchase of producing properties consisted almost entirely of the acquisition of Bois d’Arc Energy, Inc. which is more fully described in NOTE 6-ACQUISITIONS AND DIVESTITURES.

Sale of Reserves consisted primarily of the divestiture of a small package of GOM properties more fully described in NOTE 6-ACQUISITIONS AND DIVESTITURES.

Year ended December 31, 2009:

Revisions of previous estimates were almost entirely the result of changes in reserve report prices for oil and natural gas prices increasing (in the case of oil) or decreasing (in the case of gas) economic limits of reservoirs.

All other changes identified in the reserve roll-forward table for the three years presented were insignificant or, in the case of production, self explanatory. We

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believe our original disclosures were in compliance with ASC paragraph 932-235-50-5 and therefore an amendment is not necessary. We propose that in future filings we include additional cross referencing and explanatory detail similar to what is presented above.
Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (337) 237-0410.

Sincerely, STONE ENERGY CORPORATION
By:	/s/ Kenneth H. Beer
Kenneth H. Beer
Senior Vice President and Chief Financial Officer